# THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

**A MEMBER OF THE LALBHAI GROUP**

82-3708

30th May, 2005



Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL



Dear Sirs,

We hereby inform you that the members of the Company at their Extraordinary General Meeting held on 30th May, 2005 have passed a Special Resolution authorising the Board of Directors to issue, offer and allot GDRs or any other equity related instrument resulting in the issuance of upto 1,40,00,000 equity shares in the course of international offering in accordance with and subject to the provisions of the Companies Act, 1956 and other applicable laws, rules and regulations and subject to necessary permissions.

We enclose herewith a copy of proceedings of EGM.

Kindly bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

R. V. Bhimani
Company Secretary

Encl : As above.

THE ARVIND MILLS LIMITED
AHMEDABAD - 380 025

PROCEEDINGS OF THE EXTRAORDINARY GENERAL MEETING OF THE MEMBERS OF THE COMPANY HELD ON 30TH MAY, 2005 AT 10.00 AM. AT THAKOREBHAI DESAI HALL, NEAR LAW GARDEN, ELLISBRIDGE, AHMEDABAD – 380 006

Item No. 1

| Proposed by | Chairman of the Meeting, Mr. Arvind N. Lalbhai |
|---|---|

Resolution passed :

RESOLVED THAT in the Special Resolution before the meeting, the following paragraph be added :

After the existing paragraph (iv), the following paragraph be added:

RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of the said Securities, the Board be and is hereby authorised on behalf of the Company, to do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purposes including without limitation, the utilization of issue proceeds, entering into trusteeship, underwriting, marketing and depository arrangements, and with power on behalf of the Company to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the Securities as it may in its absolute discretion deem fit.

Item No. 2

| Proposed by | Mr. Sudhirbhai G. Shah |
|---|---|
| Seconded by | Mr. Bansilal G. Pasawala |

Resolution passed :

"RESOLVED THAT in accordance with and subject to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any Regulations, statutory modification(s) or re-enactment thereof for the time being in force), Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt



Mechanism) Scheme, 1993 and the applicable Rules, Guidelines, Regulations, Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company, the Listing Agreements entered into by the Company with the Stock Exchanges, where the Company's Shares are listed, and subject to such approval(s), consent(s) permission(s) of the Government of India (GOI) , RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any committee of the Board for the time being, exercising the powers conferred on the Board), the consent of the Company be and is hereby accorded to the Board to issue, offer and allot pursuant to international offerings in one or more foreign markets, Global Depository Receipts (GDRs), or any other equity related instrument (hereinafter referred to as "Securities") in foreign Currency(ies) to Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors (hereinafter referred to as "Investors") through public issues(s) of prospectus, private placement(s) or a combinations thereof, as may be decided by the Board, whether or not such investors are members of the Company, resulting in the issuance of equity shares upto 1,40,00,000 (One Crore Forty Lacs), including green shoe option, if any.

RESOLVED FURTHER THAT without prejudice to the generality of the above, issue of said securities may be done upon all or any terms or combination of terms in accordance with international practices including but not limited to conditions whatsoever and all such terms as are provided customarily in an issue of securities of this nature internationally including terms for issue of said securities and Company is also entitled to enter into and execute all such arrangements / agreements as may be required by Managers (including Lead Managers), Merchant Bankers, Underwriters, Guarantors, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion Agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such international / domestic offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws.



RESOLVED FURTHER THAT the Securities to be so offered, issued and allotted shall be subject to the provisions of the Memorandum and Articles of Association of the Company and the underlying shares shall rank *pari passu* with the existing equity shares of the Company.

RESOLVED FURTHER THAT the Company do enter into any arrangement with any agency or body authorised by the Company for issue of Depository Receipts representing the underlying equity shares to be issued by the Company in registered or bearer form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the international practices and regulations and under the forms and practices prevalent in the International markets.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of the said Securities, the Board be and is hereby authorised on behalf of the Company, to do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purposes including without limitation, the utilization of issue proceeds, entering into trusteeship, underwriting, marketing and depository arrangements, and with power on behalf of the Company to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the Securities as it may in its absolute discretion deem fit."

Item No. 3

| Proposed by | Mr. Jatin Popatlal |
|---|---|

Resolution passed :

"RESOLVED THAT this meeting give vote of thanks to the Chairman of the meeting."

